KYN CAPITAL GROUP, INC.

535 Fifth Avenue, 4th FL

New York, NY 10017

Phone: (845) 536-4861

May 15, 2019

Sergio Chinos, Staff Attorney

Office of Manufacturing and Construction

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Jay Ingram, Legal Branch Chief

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re: KYN Capital Group, Inc.

Offering Statement on Form 1-A

Post-qualification Amendment No. 1

Filed May 7, 2019

File No. 024-10772

Dear Sirs:

Kindly be advised that KYN Capital Group, Inc. (the “Company”) requests that its Post-qualification Amendment No. 1 relating to its Regulation A offering be qualified on Wednesday, May 15, 2019 at 12 Noon.

If you would like any further information or have any questions, please do not hesitate to contact me at 845-512-8680.

Sincerely,

Phil Sands

CEO